Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Vivint Smart Home, Inc. (the “Company”) for the registration of Class A Common Stock, Preferred Stock, Depositary Stock, Debt Securities, Guarantees of Debt Securities, Warrants, Subscription Rights, Stock Purchase Contracts, and Units and to the incorporation by reference therein of our report dated March 13, 2020, except for Note 20(B) and Note 21, as to which the date is February 2, 2021, with respect to the consolidated financial statements of Legacy Vivint Smart Home, Inc. and Subsidiaries included in the Company’s Current Report (Form 8-K/A), filed with the Securities and Exchange Commission by the Company on February 2, 2021.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 2, 2021